Exhibit 21

Listing of Subsidiaries

Financial Gravity Holdings, Inc.

Financial Gravity Operations, Inc.

Financial Gravity Wealth, Inc., formerly Pollock Advisory Group

Financial Gravity Tax, Inc., formerly Business Legacy, Inc.

Financial Gravity Business, Inc., formerly Cloud9b2b, LLC

Financial Gravity Ventures, LLC, formerly Cloud9 Accelerator, LLC

Sash Corporation dba Metro Data Processing

TaxCoach Software, LLC